UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2011
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note
This Report on Form 6-K contains the exhibit set forth below.  This report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-158199-10 of Credit Suisse AG.

Exhibit 99.1: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated November 23, 2011, relating to the registrant’s Buffered Return Enhanced Notes due December 5, 2012 Linked to a Basket Consisting of the Hang Seng China Enterprises Index, the KOSPI 200 Index, the MSCI Taiwan Index, the Hang Seng® Index and the MSCI Singapore Index and related Asian Currencies;

Exhibit 99.2: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated November 23, 2011, relating to the registrant’s Buffered Return Enhanced Notes due December 5, 2012 Linked to the iShares® MSCI Emerging Markets Index Fund; and

Exhibit 99.3: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated November 23, 2011, relating to the registrant’s Knock-Out Notes due May 28, 2013 Linked to the Performance of a Weighted Basket Consisting of Fifteen Reference Shares.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: November 28, 2011	By:	/s/ Michael G. Clark
		Name:	Michael G. Clark
		Title:	Authorized Officer

	By:	/s/ John Kneafsey
		Name:	John Kneafsey
		Title:	Authorized Officer